Mail Stop 3561

April 6, 2007

D. Andrew Stackpole
Chairman
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

> **Re:** **Harvey Electronics, Inc.**
> **Registration Statement on Form Form S-3**
> **Filed March 9, 2007**
> **File No. 333-141187**
>
> **Form 10-Q for Fiscal Quarter Ended January 27, 2007**
> **Filed March 19, 2007**
> **File No. 1-04626**

Dear Mr. Stackpole:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement of Form S-3

General

1. Please include page numbers throughout the prospectus. In this regard, we note that the table of contents refers to page numbers.

Calculation of Registration Fee

2. We note your reference to the Amended and Restated Registration Rights Agreement, dated November 10, 2006, by and among you and the selling shareholders. Please disclose the material terms of this agreement in an appropriate section of the prospectus, as your Form 10-K does not appear to discuss the fact that you are expected to register at least 130% of the common stock underlying the Series B Preferred Stock and Warrants, with a cap of 30% every six months.   Further, please incorporate the Amended and Restated Registration Rights Agreement as an exhibit to this Form S-3.

3. We note that you are registering only 30% of the total required to be registered under the Amended and Restated Registration Rights Agreement. Because this is significantly less than the maximum amount that could be issuable, please advise us as to how this amount constitutes a reasonable good faith estimate of the maximum amount needed. In this regard, refer to the Securities Act Rules interpretation found at B.77 of the Publicly Available Telephone Interpretations at www.sec.gov.

Incorporation of Certain Information by Reference

4. We note that you have recently filed your Form 10-Q for the period ended January 27, 2007. Please ensure that you update your registration statement to incorporate this Form 10-Q by reference.

Selling Stockholders

5. We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Part II

Undertakings

6. Please revise to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

Legality Opinion

7. We note that the legality opinion is only valid "as of the date hereof," or March 9, 2007. Please note that the legality opinion should be valid as of the effectiveness

date of the registration statement. Further, we note your disclosure that the opinion is "[i]ntended solely for the benefit of the Company, and may not be relied upon for any other purpose or by any other person or entity…." Please note that the investors in the offering should be able to rely on the legality opinion. Please revise the legality opinion accordingly.

Form 10-Q for Fiscal Quarter Ended January 27, 2007

Exhibits 31.1 and 31.2

8. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, in paragraph 4(c), the term "third" should be replaced with "most recent." Further, we note that you have omitted the parenthetical language in paragraphs 4(d) and 5 of Item 601(b)(31) of Regulation S-K. Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

9. We note that you have included the title of the certifying individuals at the beginning of the 302 certifications. Please confirm that in future filings, you will delete the title of the certifying individual in the 302 certifications.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Seth I. Rubin, Esq.
Ruskin Moscou Faltischek, P.C.
Fax: (516) 663-6891